Item 77I Daily Assets Fund (formerly Daily
Assets Fund Institutional) (a series of DWS
Money Market Trust)

On November 11, 2015, the Board of Trustees of
DWS Money Market Trust approved the name change of the series from "Daily Assets Fund
Institutional" to "Daily Assets Fund." The Board also approved the renaming of Institutional Class of Daily Assets Fund to "Capital Shares" and approved a new class of shares of Daily Assets Fund to be named "Institutional Shares." The Institutional
Shares became effective with the U.S. Securities and Exchange Commission on February 1, 2016.